Exhibit 12

Computation of Earnings/ (Deficiency) To Fixed Charges

	For the Years Ended December 31
	2003	2002	2001	2000	1999
	(thousands)
(Loss)/Income from continuing operations	$(8,311)	$(1,599)	$1,035	$(531)	$(2,641)
Fixed Charges	27,093	27,389	27,469	27,777	14,237
Capitalized Interest	—	—	(27,171)	(24,668)	(8,438)
Amortization of Capitalized Interest	2,520	2,520	21	—	—
Net Total	21,302	28,310	1,354	2,578	3,158

FIXED CHARGES
Interest Expense	26,956	27,244	153	2,935	5,755
Capitalized Interest	—	—	27,171	24,668	8,438
Other	137	145	145	174	44
Total	27,093	27,389	27,469	27,777	14,327
Earnings to Fixed Charges	(5.791)	921	(26,115)	(25,199)	(11,169)
Ratio of Earnings to Fixed Charges	.79	1.03	.05	.09	.22